

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2022

Robert Gayman
Chief Executive Officer
TechCru Inc.
2300 West Sahara Ave, Ste 800
Las Vegas, Nevada 89102

> **Re: TechCru Inc.**
> **Offering Statement on Form 1-A**
> **Filed October 4, 2022**
> **File No. 024-12012**

Dear Robert Gayman:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A

Summary of Offering, page 7

1. Prominently disclose that your CEO will control the company as a result of his holding of the Series A Preferred shares. Highlight that investors will not be able to influence the company, including with respect to the election of directors.

2. We note references to Web3, Blockchain, Artificial Intelligence, Augmented Reality, and Virtual Reality technologies. It is unclear how your business intends to develop and sell products relating to these technologies. Please revise to specify how each technology relates to your business. Describe your current phase of development, including any material business operations, for each technology.

3. Your offering circular contains broad references to new or developing technologies but includes only a minimal discussion of the company's business plan. Note that Rule 251(b)(3) provides that Regulation A is not available for issuers of securities that are

development stage companies that have no specific business plan or purpose, or have indicated that their business plan is to merge with or acquire an unidentified company or companies. Please provide more information about the current stage of development of your business and service offerings, the expected capital expenditures required to develop the offerings, and the expected timeline for development.

Our Company, Industry and Overview
Emerging Integrated Technologies: Web3 and the Blockchain, page 10

4.   Your disclosure in this section references blockchain and blockchain technology. To help investors better understand this aspect of your business, please disclose whether you have developed your own blockchain and, if so, describe the risks and challenges related to developing and maintaining the blockchain. Alternatively, disclose that you are or will be dependent on another blockchain and address the risks and challenges related to such reliance. Advise whether your business entails, or will entail, the creation, issuance or use of any crypto assets and, if so, how those crypto assets will be used. We may have further comments.

5.   We note your reference to lightweight cryptocurrency wallets. Clarify whether the company intends to offer its own digital wallet. Additionally, disclose whether the company will accept digital assets as payment for services, or will otherwise hold any cryptocurrencies or other digital assets.

Risk Factors
The Company may sell Shares concurrently to certain investors on more favorable terms, page 17

6.   We note your disclosure that the Company may, concurrently with this offering, sell shares to certain investors on more favorable terms. Revise to identify the terms and size of any such arrangement. Expand your discussion to address the related risks to investors in this offering. Additionally, please tell us the exemption you intend to rely on for the offer and sale of shares to the other investors and provide us with your analysis of how the concurrent offerings comply with Rule 152.

Exhibits

7.   Given your reliance on the Regulation A exemption from registration to conduct this offering, revise the form of subscription agreement to remove the assertion that the shares being offered are registered under the Securities Act of 1933.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please contact Marion Graham, Law Clerk, at 202-551-6521 or Joshua Shainess, Legal Branch Chief, at 202-551-7951 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology